FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 February 2005– 15 February 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom repurchases remainder of NZ$150 million convertible notes from Microsoft	10 February 2005

MEDIA RELEASE

10 February 2005

Telecom repurchases remainder of NZ$150 million convertible notes from Microsoft

Telecom has reached an agreement to repurchase the remaining NZ$150 million of convertible notes it issued to Microsoft Corporation in May 2001.

Telecom issued NZ$300 million of convertible notes to Microsoft in May 2001 and in November 2004 Telecom repurchased NZ$150 million of the notes. At issuance the notes had a seven year maturity, and they were convertible into Telecom ordinary shares.

Telecom Chief Financial Officer Marko Bogoievski said the repurchase would enable Telecom to further extend the average life of its debt liabilities.

Mr Bogoievski said the notes will be cancelled on 15 February 2005.

The repurchase has no impact on other existing agreements between Microsoft and Telecom.

ENDS

For more information please call:

Phil Love

Senior Corporate Affairs Executive

027 244 8496

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 15 February 2005